FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2003.

Total number of pages:10.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Joint Venture in China to Become Wholly-owned Subsidiary]	4

2. [99th Ordinary General Meeting of Shareholders & Proceedings of the Meeting]	6

3. [Notice of Stock Repurchase from the Market]	7

4. [(English Translation) Report on Corporate Stock Repurchase]	8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	June 5, 2003

Tokyo, 3 June 2003

Joint Venture in China to Become Wholly-owned Subsidiary

Today, Nomura Holdings, Inc. (NHI) announced that it has made Nomura-CITIC International Economic Consultants Co., Ltd. (Nomura-CITIC) (Headquarters: Beijing, China. CEO: Yao Jinrong. President: Toyokazu Shirahata), a joint venture in China, its wholly-owned subsidiary. NHI has already concluded parent company registration procedures for the new company, Nomura Corporate Advisory (China) Co., Ltd.

Nomura-CITIC was set up in December 1993 to provide consultancy services to overseas businesses, primarily Japanese companies, looking to move into the Chinese market. Since then it has built an impressive track record, providing consultation services on approximately 200 occasions for the establishment of local subsidiaries and undertaking around 250 research projects, including the formulation of business strategies for companies looking to invest in China.

NHI aims to utilize the Nomura Group’s integrated corporate strength to heighten Nomura-CITIC’s management flexibility so as to enable it to respond more precisely to changes in China’s business environment.

Nomura Corporate Advisory (China) Co., Ltd. will utilize Nomura-CITIC’s know how to further develop Nomura’s consulting business in China in order to respond to the increasingly sophisticated needs of clients seeking to enter the Chinese market, for example through Japan-China cross-border M&A activity.

Though the joint venture is to be dissolved, Nomura will maintain friendly relations with CITIC Group members, such as China International Economic Consultants.

	Before	After
Corporate name	Nomura-CITIC International Economic Consultants Co., Ltd.	Nomura Corporate Advisory (China) Co., Ltd.
Shareholders	China International Economic Consultants Co., Ltd. 40% Nomura Holdings, Inc. 30% Nomura Securities Co., Ltd. 10% JAFCO Co., Ltd. 10% Nomura Research Institute, Ltd. 10%	Nomura Holdings, Inc. 100%
CEO	Yao Jinrong	Toyokazu Shirahata
Capital	USD 500,000	USD 500,000
Headquarters	Beijing Fortune Building, China	Beijing Fortune Building, China

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 5 June 2003

99th Ordinary General Meeting of Shareholders & Proceedings of the Meeting

The 99th Ordinary General Meeting of Shareholders of Nomura Holdings, Inc. will come to order at 10:00 a.m. on June 26, 2003. The proceedings of the meeting will be posted in both Japanese and English on Nomura’s homepage.

Nomura began posting the details of proceedings of its general shareholders’ meetings on the Internet five years ago. The Nomura homepage will provide a transcript of the proceedings, an agenda item time record and photographs.

On June 26, proceedings can also be accessed during business hours via computers installed at sales corners in branch offices nationwide.

Nomura Homepage: http://www.nomuraholdings.com/investor/shm/index.html

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, 5 June 2003

Notice of Stock Repurchase from the Market

Today, Nomura Holdings, Inc. (NHI) announced that, pursuant to the provisions of Article 210 of the Commercial Code, NHI has repurchased shares from the market with details as follows:

1. Type of shares:	NHI common stock
2. Purchase period:	May 9, 2003 through June 5, 2003
3. Number of shares repurchased:	3,123,000 shares
4. Aggregate purchase amount:	JPY 3,624,217,000
5. Method of repurchase:	Purchase at Tokyo Stock Exchange

Reference:

Details of the stock repurchase program authorized at the 98th Annual General Meeting of Shareholders held on June 26, 2002

1. Type of shares:	NHI common stock
2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares
3. Total value of shares authorized for repurchase:	Up to ¥250 billion

Number of stocks repurchased up to June 5, 2003

1. Aggregate number of shares repurchased	25,059,000 shares
2. Aggregate value of shares repurchased	JPY 32,913,934,000

Ends

For further information please contact:

Name	Company	Telephone
Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

(English Translation)

Report on Corporate Stock Repurchase

(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

June 5, 2003

Nomura Holdings, Inc.

President & CEO    Nobuyuki Koga

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

TEL: 81-3-5255-1000

Contact Person: Nomura Holdings, Inc.

 General Manager of General Affairs Dept.    Katsuo Tsunematsu

Address of Nearest Contact: Same as the above

TEL: Same as the above

Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Chuo-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama, Kobe and Chiba Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares                                                      Common Stock

1.	State of Corporate Stock Repurchase

(1)    State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of May 31, 2003

Section	Number of Shares		Total Value of Shares	Remarks
Resolution at AGM (Resolution on June 26, 2002)		100,000,000 shares	250,000,000,000 yen	(Note)
Stock repurchase during this reporting month (Date of Stock Repurchase)	May 16	547,000 shares	646,466,000 yen
	May 19	1,234,000 shares	1,427,214,000 yen
	May 20	453,000 shares	520,538,000 yen
	May 21	595,000 shares	688,621,000 yen
	May 22	294,000 shares	341,378,000 yen
	Total	3,123,000 shares	3,624,217,000 yen
Aggregate number of shares repurchased as of the end of this reporting month		25,059,000 shares	32,913,934,000 yen
Progress with stock repurchase		25.1%	13.2%

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)    Repurchase from Subsidiaries

Not applicable.

(3)    Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

2.	Disposition of Shares Repurchased

Not applicable.

(English Translation)

3.	State of Possession of Shares Repurchased

as of May 31, 2003

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares
Number of shares repurchased and currently possessed	25,059,000 shares
Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)